

SECURI[illegible]SION

ANN[illegible]DITED REPORT
FORM X-17 A-5
PART III

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SEC FILE NUMBER
8-18118

a.s 1/4/12

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

U S SECURITIES INTERNATIONAL CORP.

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway, Suite 1017
(No. and Street)

New York (City) N Y (State) 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Coppa 212-227-0800
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hagan & Burns CPAs PC
(Name - if individual, state last. first. middle name)

120 Broadway, Suite 940 (Address) New York (City) NY (State) 10271 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

a.x 1/4/11

OATH OR AFFIRMATION

I, William Coppa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U S Securities International Corp. as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

TREASURER

Title



Notary Public

PATRICIA A. NELSON
Notary Public, State of New York
No. 24-4798557
Qualified in Kings County
Commission Expires Sept. 30, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*


HAGAN & BURNS
CPA's, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
U.S. Securities International Corp.

We have audited the accompanying statement of financial condition of U.S. Securities International Corp. as of September 30, 2011, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Securities International Corp. as of September 30, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Hagan & Burns CPA's PC

Hagan & Burns CPA's P.C.

New York, New York
December 19, 2011

U.S. SECURITIES INTERNATIONAL CORP.
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED SEPTEMBER 30, 2011

Assets	
Cash and cash equivalents	$ 171,197
Receivable from and deposit with clearing broker	62,167
Investments in marketable securities	1,904,220
Advances to employees	203,777
Total Assets	$ 2,341,361
Liabilities And Stockholders' Equity	
Liabilities	
Accrued expenses and other liabilities	$ 41,378
Income taxes payable	22,000
Deferred taxes payable	471,330
Total Liabilities	534,708
Commitments And Contingent Liabilities	
Stockholders' Equity	
Common stock, $0.01 par value	
Nonvoting, authorized, 10,000 shares; issued and outstanding 86 shares	86
Voting, authorized 10,000 shares; issued and outstanding 6 shares	6
Retained earnings	392,572
Accumulated other comprehensive income	1,413,989
Total Stockholders' Equity	1,806,653
Total Liabilities And Stockholders' Equity	$ 2,341,361

The accompanying notes are an integral part of these financial statements.

U.S. SECURITIES INTERNATIONAL CORP.
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2011

Revenue	
Commissions	$ 948,983
Long term capital gain	92,232
Dividends and interest	33,670
Other Income	26,224
Total Revenue	1,101,109
Expenses	
Compensation	557,414
Clearing costs	193,854
Professional fees	18,422
Insurance	22,119
Occupancy	78,578
Communications	20,444
Travel and entertainment	25,670
Other expenses	163,244
Total Expenses	1,079,745
Income Before Provision For Income Taxes	21,364
Income Taxes Provision (Benefit)	(2,494)
Net Income	$ 23,858

The accompanying notes are an integral part of these financial statements.

U.S. SECURITIES INTERNATIONAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2011

	Common Stock (Non-Voting)	Common Stock (Voting)	Retained Earnings	Accumulated Other Comprehensive Income	Total
Stockholders' Equity September 30, 2010, As previously reported	$ 86	$ 6	$ 368,714	$ 1,004,524	$ 1,373,330
Adjustment to correct error In computing deferred taxes				215,171	215,171
Stockholders' Equity September 30, 2010, as restated	86	6	368,714	1,219,695	1,588,501
Net income			23,858		23,858
Other comprehensive income Unrealized gain in securities, net of deferred taxes				194,294	194,294
Stockholders' Equity September 30, 2011	$ 86	$ 6	$ 392,572	$ 1,413,989	$1,806,653

The accompanying notes are an integral part of these financial statements.

U.S. SECURITIES INTERNATIONAL CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2011

Cash Flows Provided By Operating Activities:	
Net Income	$ 23,858
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) in operating assets	
Receivable from clearing broker	9,135
Other assets	(62,709)
Increase in operating liabilities	
Accounts payable and accrued expenses	17,959
Net Cash Provided By Operating Activities	(11,757)
Cash And Cash Equivalents, September 30, 2010, as previously report	232,954
Prior year adjustment to reclassify cash at clearing to a deposit at clearing	(50,000)
Cash And Cash Equivalents, September 30, 2010, as restated	182,954
Cash And Cash Equivalents, September 30, 2011	$ 171,197

Supplemental Disclosures of cash flow information:

Income taxes paid	$ 0
Interest expense paid	$ 312

The accompanying notes are an integral part of these financial statements.

NOTE 1--Business And Summary Of Significant Accounting Policies

U.S. Securities International Corp. (the "Company") was purchased from Fidelity Management and Research Co. in 1974 by the operating personnel who have owned and operated the Company since that date. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and is a member of the Chicago Board Options Exchange (CBOE).

The Company clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2)(ii).

The following is a summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

Revenue Recognition

The Company records all securities transactions, including commission revenue and related expenses, on a settlement-date basis. There is no material difference between settlement date and trade date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include short-term highly liquid investments, such as short-term deposits. Cash and cash equivalents consist primarily of cash and money market funds held primarily at two major financial institutions.

Other Comprehensive income (loss)

The Company presents other comprehensive income in accordance with ASC Section 220, Comprehensive Income. This section requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of position. The Company reports its unrealized gains and losses on investments in securities, net of deferred taxes, as other comprehensive income (loss) in its financial statements.

NOTE 1--Business And Summary Of Significant Accounting Policies (cont.)

Assets and liabilities measured at fair value

The Company uses the following hierarchy to prioritize the inputs used in measuring fair value in accordance with SFAS No. 157, Fair Value Measurements.

Level 1 – Quoted market prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted market prices included within Level 1 that are either directly or indirectly observable;

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

Financial instruments including cash and cash equivalents, marketable securities, accounts payable and accrued expenses are carried in the financial statements at amounts that approximate fair value at September 30, 2011. Investments were valued using Level 1 inputs.

NOTE 2-- Receivable from And Deposit with Clearing Broker

The Company's clearing operations are provided by a nationally recognized clearing broker. At September 30, 2011 the amount receivable from clearing broker reflected in the Statement of Financial Condition is due from this clearing broker in connection with such services.

The same clearing broker acts as custodian for money market mutual fund shares valued at $134,743.

NOTE 3 -- Investment in Marketable Securities

Investments are classified as available-for-sale according to the provisions of ASC Section, 320, Investments – Debt & Equity Securities. Accordingly, the investments in marketable securities are carried at fair value with unrealized gains and losses reported separately in other comprehensive income. Realized gains and losses are calculated using the original cost of those investments.

In June 2010, the Company received 80,000 shares of CBOE holding Corp. in place of its previously held membership exchange seat when the CBOE completed its initial public offering . The Company originally valued the CBOE membership exchange seat at $1 when it was received in 1974 from Fidelity Management and Research Company. The Company basis in the CBOE shares is similarly $1. On September 12, 2011 & September 14, 2011, the Company sold 3,600 of CBOE shares for gross proceeds of $92,232 and a capital gain of $92,232. At September 30, 2011, the Company owned 76,400 shares of CBOE common stock valued at approximately $1,869,510.

On June 28, 2000 & January 18, 2001, the Company received 1,500 shares of NASDAQ common stock at an average price of $12.60 per shares, or $18,900. At September 30, 2011, the Company owned 1,500 shares of NASDAQ common stock valued at approximately $34,710.

NOTE 3 -- Investment in Marketable Securities (cont.)

The carrying amounts of investments in marketable securities as shown in the balance sheet and their approximate market values at September 30, 2011, were as follow:

Investments in marketable securities, at cost	$ 18,901
Net unrealized gain	1,885,319
Investments in marketable securities, at market	$ 1,904,220

A summary of changes in net unrealized gain is as follow:

Net unrealized gain, end of year	$ 1,885,319
Less: Net unrealized gain, beginning of year	(1,626,259)
Net unrealized gain, current year	$ 259,060

NOTE 4 -- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of September 30, 2011, the Company had net capital of $1,536,565 which was $1,500,918 in excess of the minimum net capital of $35,647. The Company's ratio of aggregate indebtedness to net capital was .35 to 1.

The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker. Accordingly, the Company is exempt from the requirements of SEC Rule 15c3-3. Under its clearing agreement, the Company could ultimately be held liable for the non-performance of its customers.

NOTE 5 -- Commitments And Contingent Liabilities

Lease

By agreement the original lease dated September 30, 2003 was amended extending the term of the original lease for 5 years commencing on December 1, 2008 and expiring on November 30, 2013.

The lease requires monthly payments of $6,128 per month throughout the lease. The lease is subject to escalations based on taxes and other costs. At September 30, 2011 the future minimum payment were as follows:

NOTE 5 -- Commitments And Contingent Liabilities

Lease (cont.)

Year Ended	
2011	$ 73,530
2012	73,530
2013	67,403
Total minimum lease payment	$ 214,463

Rent expense for the year ended September 30, 2011 under this lease, amounted to $78,578. The difference between the actual rent expense incurred by the Company and the minimum annual rental payments as reported in the prior year's financial statements is due to real estate and porter wage escalation charges.

NOTE 6 -- Related party transactions

a. At September 30, 2011, the Company advanced funds $203,777 to employees of which $196,173 was to executive officers and shareholders of the Company. These advances do not bear interest.

b. The Company rents property on a monthly basis from a firm owned by an executive officer and shareholder of the Company, for the purpose of record retention and data security. For the year ended September 30, 2011, such rental payments aggregated $18,000 and are included in other expenses.

NOTE 7-- Income Taxes

The provision for income tax for the year ended September 30, 2011 consists of the following:

Current income tax provision (benefit):

Federal	$ 2,875
State & City	(5,369)
	$ (2,494)

Deferred income tax provision:

Federal	$ 139,909
State & City	(290,314)
	(150,405)
Adjustment relating to prior period	215,171
Deferred income tax provision - current period	$ 64,766

NOTE 7-- Income Taxes (cont.)

The credit in the current income tax provision (benefit) - state and city above was due to an over accrual in a prior year.

Deferred tax liabilities are recorded when revenues and expenses are recognized in different periods for financial and income tax reporting purposes. The Company's deferred tax liabilities are primarily a result of an unrealized gain on the shares of CBOE received in an IPO in June, 2010, which is not taxable to the Company until such shares are sold.

The deferred income tax provision provided above is netted against the unrealized gain that is reflected as accumulated other comprehensive income.

The Company files its tax returns on a June 30 fiscal year. For the year ending June 30, 2011, the Company incurred corporate taxes of $1,425 which was based on income earned during the tax filing fiscal year.

NOTE 8 – Prior Period Adjustment

As of September 30, 2010, the Company had an unrealized gain of $1,626,258 on CBOE and NASDAQ stock on which a deferred tax provision of $621,735 was provided. In 2011, the Company realized that investments in CBOE and NASDAQ stock have a New York State and New York City tax issuer's allocation percentage of 0 which in essence makes the gain on the sale of these securities exempt from taxation in New York State and New York City. $215,171 is the adjustment to reduce the deferred tax provision as of September 30, 2010.

NOTE 9 -- Pension Plan

The Company has a qualified, self-directed, defined contribution pension plan covering all eligible employees. For the year ended September 30, 2011, the Company contributed $92,099 to the plan, an amount equal to 25% of each participant's compensation for the period October 1, 2010 through September 30, 2011.

NOTE 10 -- Off Balance Risk

Pursuant to a clearing agreement, the Company introduces all its securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balance and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying transactions introduced by the Company and must maintain, at all times, net capital of not less than $5,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 11 -- Concentration of Credit Risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

NOTE 12 – Subsequent Events

Management has evaluated all subsequent events through December 19, 2011, the date that these financial statements were available to be issued.

Supplementary Information

U. S. SECURITIES INTERNATIONAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2011

Computation of Net Capital	
Total stockholders' equity	$1,806,653
Deductions and/or charges	
Non-allowable assets	
Other assets	(203,777)
Other additions and/or allowable credits	
Deferred taxes payable	471,330
Net capital before haircuts on securities positions	2,074,206
Haircuts on securities positions	(288,328)
Undue concentration on securities position	(249,313)
Net Capital	$ 1,536,565
Computation of Aggregate Indebtedness	
Liabilities included in aggregated indebtedness	
Accounts payable and accrued liabilities	$ 534,708
Total aggregated indebtedness	$ 534,708
Ratio: Aggregate indebtedness to net capital	.35 to 1
Computation of Basic Net Capital Requirement	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 35,647
Excess Capital	$ 1,500,918

See reconciliation with company's computation that follows:

Computation of Net Capital (Continued)

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of September 30, 2011)

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 1,595,807
Increase in cash	9
Increase by additional accruals	(58,378)
Increase in undue concentration	(875)
Rounding	2
Net capital per audited financials (see above)	$1,536,565

HAGAN & BURNS

CPA's, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5(g)

To the Board of Directors
U. S. Securities International Corp.

In planning and performing our audit of the financial statements of U.S. Securities International Corp. (the "Company") for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles generally accepted in the United States of America ("US GAAP"). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of U.S. Securities International Corp. as of and for the year ended September 30, 2011, and this report does not affect our report thereon dated December 19, 2011. During the course of our audit, we noted that the Company failed to record any of the journal entries, previously agreed to by the Company, for the year end audit as of September 30, 2010. These errors resulted in significant misstatements in the general ledger accounts resulting in an overstatement of revenue by $1,018,579 and understatement of liabilities and expenses of $660,775. In addition, these errors resulted in an overstatement in the Company's net equity of $406,564 as of September 30, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives, except for the material weakness noted above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hagan & Burns CPA's PC

Hagan & Burns CPA's, P.C.

New York, New York
December 19, 2011

HAGAN & BURNS

CPA'S, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Board of Directors
U. S. Securities International Corp.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2011, which were agreed to by U.S. Securities International Corp and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluation U.S. Securities International Corp's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). U.S. Securities International Corp's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2011, as applicable; with the amounts reported in Form SIPC-7 for the fiscal year ended September 30, 2011, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-6 on which it was originally computed, noting no difference.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hagan & Burns CPA's PC

Hagan & Burns CPA's, P.C.

New York, New York
December 19, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 9/30, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

US Securities International Corp.
120 Broadway
10 th floor
New York NY 10271

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WM COPPA 212-227-0800

2. A. General Assessment (item 2e from page 2) $ 2048.32

B. Less payment made with SIPC-6 filed (exclude interest) (921.21)

4/13/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1127.11

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1127.11

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1127.11

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

US SECURITIES INTL CORP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

TREASURER
(Title)

Dated the 20th day of October, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

10/20/11
5375

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1, 2010 and ending 9/30, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 2,744,959

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 2,744,959

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. UNREALIZED APPRECIATION — 1,925,628

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — 1925628

2d. SIPC Net Operating Revenues — $ 819,331

2e. General Assessment @ .0025 — $ 2048.32

(to page 1, line 2.A.)